UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

In Mexico : ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In U.S. Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

For Immediate Release

ASUR 4Q05 PASSENGER TRAFFIC DOWN 33.07% YOY

4Q05 Highlights1:

EBITDA declined by 53.17% to Ps.133.38 million

Total passenger traffic down 33.07%, largely due to the impact of Hurricane Wilma

Total revenues down 32.57%, owing to declines of 36.33% and 21.78% in aeronautical and non-aeronautical services respectively

Commercial revenues per passenger increased 9.89%, to Ps.34.90 per passenger

Operating income declined 86.51%

EBITDA margin was 41.11% compared with 59.19%

México D.F., February 22, 2006 Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three months and fiscal year ended December 31, 2005.

_______________________
1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of December 31, 2005, and represent comparisons between the three-month period ended December 31, 2005, and the equivalent three-month period ended December 31, 2004. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.10.6344.

ASUR 4Q05, Page 1 of 16

Passenger Traffic

For 4Q05, total passenger traffic declined year-over-year by 33.07%; domestic passenger traffic fell by 6.69% and international passenger traffic fell by 51.65% . ASUR’s management believes that the 48.36% and 74.56% declines in total passenger traffic to Cancun and Cozumel during the quarter were largely the result of the impact of Hurricane Wilma, which struck the Yucatan Peninsula on October 20 2005.

Cancun airport serves flights originating in or flying to Cancun as well as the Mayan Riviera. Of the 27,484 hotel rooms available in Cancun before Hurricane Wilma, only 10,918 or 39.72% were operating at year-end. Of the original 25,170 rooms available in the Mayan Riviera, 22,836 or 90.73% were operating at year-end.

For additional details regarding the impact of this hurricane on ASUR’s operations, please refer to page 11 of this report.

The 6.69% decline in overall domestic passenger traffic mainly reflects declines of 28.80% and 58.08% in domestic traffic at Cancun and Cozumel airports respectively.

The 51.65% drop in international passenger traffic resulted mainly from declines of 54.28% and 79.45% in international traffic at Cancun and Cozumel airports respectively.

For fiscal year 2005, total passenger traffic declined 4.14%, with international passenger traffic down 5.39% and domestic passenger traffic down 2.14% .

Table I: Domestic Passengers (in thousands)
Airport	4Q04	4Q05	% Change	FY04	FY05	% Change
Cancún	518.1	368.9	(28.80)	2,246.0	2,004.0	(10.77)
Cozumel	26.0	10.9	(58.08)	94.8	73.5	(22.47)
Huatulco	53.5	69.2	29.35	241.0	258.4	7.22
Mérida	209.7	237.3	13.16	811.3	873.8	7.70
Minatitlán	31.3	40.6	29.71	123.8	143.2	15.67
Oaxaca	130.4	134.2	2.91	495.3	496.8	0.30
Tapachula	47.0	51.6	9.79	189.8	187.1	(1.42)
Veracruz	139.8	141.3	1.07	507.7	517.2	1.87
Villahermosa	165.3	178.7	8.11	633.7	674.9	6.50
TOTAL	1,321.1	1,232.7	(6.69)	5,343.4	5,228.9	(2.14)
Note:	Passenger figures exclude transit and general aviation passengers.

ASUR 4Q05, Page 2 of 16

Table II: International Passengers (in thousands)

Airport	4Q04	4Q05	% Change	FY04	FY05	%Change
Cancún	1,713.7	783.5	(54.28)	7,764.7	7,297.5	(6.02)
Cozumel	87.6	18.0	(79.45)	489.7	413.1	(15.64)
Huatulco	7.0	8.2	17.14	29.8	53.6	79.87
Mérida	26.9	52.4	94.80	119.8	148.1	23.62
Minatitlán	0.6	0.8	33.33	2.6	3.3	26.92
Oaxaca	14.5	17.4	20.00	48.0	66.9	39.38
Tapachula	1.0	1.1	10.00	3.8	5.2	36.84
Veracruz	14.1	14.5	2.84	55.8	62.2	11.47
Villahermosa	10.4	11.1	6.73	39.6	42.5	7.32
TOTAL	1,875.8	907.0	(51.65)	8,553.8	8,092.4	(5.39)
Note:	Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	4Q04	4Q05	% Change	FY04	FY05	%Change
Cancún	2,231.8	1,152.4	(48.36)	10,010.7	9,301.5	(7.08)
Cozumel	113.6	28.9	(74.56)	584.5	486.6	(16.75)
Huatulco	60.5	77.4	27.93	270.8	312.0	15.21
Mérida	236.6	289.7	22.44	931.1	1,021.9	9.75
Minatitlán	31.9	41.4	29.78	126.4	146.5	15.90
Oaxaca	144.9	151.6	4.62	543.3	563.7	3.75
Tapachula	48.0	52.7	9.79	193.6	192.3	(0.67)
Veracruz	153.9	155.8	1.23	563.5	579.4	2.82
Villahermosa	175.7	189.8	8.03	673.3	717.4	6.55
TOTAL	3,196.9	2,139.7	(33.07)	13,897.2	13,321.3	(4.14)
Note:	Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q05

Total revenues for 4Q05 declined year-over-year by 32.57% to Ps.324.5 million. This was mainly due to:

A decrease of 36.33% in revenues from aeronautical services, principally as a result of the above-mentioned decline in passenger traffic.
A decline of 21.78% in revenues from non-aeronautical services, principally as a result of the 26.28% decline in commercial revenues, which were also negatively impacted by Hurricane Wilma.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage facilities, and parking lots.

ASUR 4Q05, Page 3 of 16

Commercial revenues declined year-over-year by 26.28%, mainly due to the impact of Hurricane Wilma in October 2005:

•	A 16.53% decline in food and beverage revenues,

•	A 39.51% decline in retail revenues,

•	A 41.75% decline in revenue from car rental companies, and

•	A 34.66% decline from revenue from banking and currency exchange services.

This was partially offset by:
•	A 19.05% increase in advertising revenues, as a result of advertising space being sold directly by ASUR, previously sold by a third party, and

•	A 12.95% increase in parking lots revenue due to a tariff adjustment and higher demand, mainly at the Villahermosa airport.

Total operating costs and expenses for 4Q05 declined year-over-year by 0.25%, primarily as a result of:

•	A 32.57% decline in concession fees mainly due to lower revenues,

•	A 49.73% decline in the cost of technical assistance, principally as a result of the decline in EBITDA (a basis for the calculation of the fee), and

•	A 4.45% decline in expenses for administrative services, reflecting lower professional fees paid to consultants during the period.

These declines were partially offset by:

•	A 9.07% increase in costs of services mainly as a result of an increase in maintenance expenses as well as expenses associated with the evaluation of new projects.

•	A 4.35% increase in depreciation and amortization, resulting from the capitalization of investments in fixed assets and improvements made to concession assets.

ASUR 4Q05, Page 4 of 16

Operating margin for 4Q05 declined to 7.49% from 37.47% in the fourth quarter of last year. This was mainly driven by the 32.57% decline in revenues for the quarter.

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of the company’s assets (including, in ASUR’s case, its concessions), less the average tax value of certain liabilities (essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries)). ASUR made asset tax payments of Ps.39.3 million for 4Q05. Of this total amount, Ps.31.9 million was recorded as an expense in the results for the quarter. The difference was recorded as an asset, since the Company expects to recover Ps.7.4 million as a credit against future income tax payments.

Net income for 4Q05 was Ps.6.16 million, a year-over-year decline of 96.94% . Earnings per common share for the quarter were Ps.0.0205, or earnings per ADS (EPADS) of US$0.0193 (one ADS represents ten series B common shares). This compares with Ps.0.6703, or EPADS of US$0.6303, for the same period last year.

Table IV: Summary of Consolidated Results for 4Q05
	4Q04	4Q05	% Change
Total Revenues	481,215	324,470	(32.57)
Aeronautical Services	357,076	227,363	(36.33)
Non-Aeronautical Services	124,139	97,107	(21.78)
Commercial Revenues	104,276	76,873	(26.28)
Operating Income	180,311	24,316	(86.51)
Operating Margin %	37.47%	7.49%	(80.00)
EBITDA	284,826	133,375	(53.17)
EBITDA Margin %	59.19%	41.11%	(30.55)
Net Income	201,082	6,157	(96.94)
Net Income per Share	0.6703	0.0205	(96.94)
Net Income per ADS	0.6303	0.0193	(96.94)
Note:			Figures are shown in thousands of constant Mexican pesos as of December 31, 2005. U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.6344.

ASUR 4Q05, Page 5 of 16

Table V:          Commercial Revenues per Passenger for 4Q05

	4Q04	4Q05	% Change
Total Passengers (‘000)	3,284	2,203	(32.92)
Total Commercial Revenues	104,276	76,873	(26.28)
Commercial revenues from direct operations	15,522	15,999	3.07
Commercial revenues excluding direct operations	88,754	60,874	(31.41)

Total Commercial Revenue per Passenger	31.76	34.90	9.89
Commercial revenue from direct operations per passenger	4.73	7.26	53.81
Commercial revenue per passenger (excluding direct operations)	27.03	27.63	2.26

Note: For purposes of this table, 86.9 thousand and 63.1 thousand transit and general aviation passengers are included for 4Q04 and 4Q05, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of December 31, 2005.

(1) Revenue from direct commercial operations includes two restaurants, a snack bar and three convenience stores. Revenue for 2004 only includes the concession fee from the previous concessionaire.

Table VI:	Operating Costs and Expenses for 4Q05
	4Q04	4Q05	% Chg.
Costs of Services	129,270	140,989	9.07
Administrative	27,029	25,825	(4.45)
Technical Assistance	16,029	8,057	(49.73)
Concession Fees	24,061	16,224	(32.57)
Depreciation and Amortization	104,515	109,059	4.35
TOTAL	300,904	300,154	(0.25)
Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2005.

Consolidated Results for Fiscal Year 2005

Total revenues for Fiscal Year 2005 increased by 1.08% to Ps.2,063 million. This was mainly due to an increase of 17.93% in revenues from non-aeronautical services, principally as a result of the 20.13% increase in commercial revenues. This mainly reflects payments of Ps.7.0 million in May and Ps.32.5 million in August for rent by Dufry Mexico for units it occupies in Cancun airport, as mandated by a ruling of the International Court of Arbitration in favor of ASUR; and a Ps.9.9 million payment in 3Q05 by Aldeasa owed to ASUR.

ASUR 4Q05, Page 6 of 16

Excluding the impact of these two items, commercial revenue per passenger for FY05 period rose by 10.89% . This also reflects the negative impact from the approximately 4.62% appreciation of the Mexican peso against the US dollar during the period.

This was partially offset by a decline of 4.55% in revenues from aeronautical services, as a result of the drop in passenger traffic during the period.

Commercial revenues for FY05 increased by 20.13% mainly due to:

•	A 42.25% increase in duty-free revenues, principally due to payments received from Dufry Mexico. This mainly reflects payments of Ps.7.0 million in May and Ps.32.5 million in August for rent by Dufry Mexico for units it occupies in Cancun airport, as mandated by a ruling of the International Court of Arbitration in favor of ASUR; and the Ps.9.9 million payment by Aldeasa to ASUR,

•	A 18.57% increase in food and beverage revenues, reflecting revenues from ASUR’s direct commercial operations,

•	A 23.58% increase in retail revenues, principally resulting from revenue from the three convenience stores formerly operated by concessionaires that have been operated by ASUR since May 2004. The increase in retail revenues also reflects income from the concessions granted for 16 new convenience stores at the Cancun, Cozumel, Villahermosa, Oaxaca and Minatitlan airports,

•	A 23.02% increase in revenue from parking lots resulting from the adjustment of ASUR’s tariffs, and increased use of parking lots, particularly at Villahermosa airport, and

•	A 9.49% increase in advertising revenues, as a result of advertising space being sold directly by ASUR, rather than by a third party.

This was partially offset by:

•	A 19.80% decrease in revenue from banking and currency exchange services, and

•	A 6.90% decline in revenue from ground transportation.

ASUR 4Q05, Page 7 of 16

    Table VII: Summary of Consolidated Results for the Fiscal Year

	FY04	FY05	% Chg.
Total Revenues	2,041,831	2,063,808	1.08
Aeronautical Services	1,530,620	1,460,936	(4.55)
Non-Aeronautical Services	511,211	602,872	17.93
Commercial Revenues	416,413	500,257	20.13
Operating Income	865,527	799,389	(7.64)
Operating Margin %	42.39%	38.73%	(8.62)
EBITDA	1,278,390	1,233,469	(3.51)
EBITDA Margin %	62.61%	59.77%	(4.54)
Net Income	627,221	563,189	(10.21)
Net Income per Share	2.0907	1.8773	(10.21)
Net Income per ADS	1.9660	1.7653	(10.21)

Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2005.

U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 10.6344

Table VIII: Commercial Revenues for the Fiscal Year

	FY04	FY05	% Chg.
Total Passengers (‘000)	14,235	13,654	(4.08)
Total Commercial Revenues	416,413	500,257	20.13
Commercial revenues from direct operations (1)	46,474	82,402	77.31
Commercial revenues excluding direct operations	369,939	417,855	12.95

	FY04	FY05	% Chg.
Total Commercial Revenue per Passenger
Commercial revenue from direct operations per passenger(1)	29.25	36.64	25.23
Commercial revenue per passenger (excluding direct operations)	3.26	6.04	84.97
Total Commercial Revenue per Passenger	25.99	30.60	17.78

Note: For purposes of this table, 337.7 thousand and 332.4 thousand transit and general aviation passengers are included for FY04 and FY05, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of December 31, 2005.

(1) Revenues from direct commercial operations include a restaurant, a snack bar and three convenience stores.

ASUR 4Q05, Page 8 of 16

Table IX:          Operating Costs and Expenses for the Fiscal Year

	FY04	FY05	% Chg.
Costs of Services	482,920	557,994	15.55
Administrative	109,280	102,725	(6.00)
Technical Assistance	69,187	66,430	(3.98)
Concession Fees	102,054	103,190	1.11
Depreciation and Amortization	412,863	434,080	5.14
TOTAL	1,176,304	1,264,419	7.49

Note: Figures are shown in thousands of constant Mexican pesos as of December 31, 2005.

Costs and expenses for FY05 increased by 7.49%, mainly due to the following:

  Costs of services for the period rose by 15.55%. This increase was primarily due to costs related to the direct operation by ASUR of two restaurants, a snack bar, and three convenience stores previously operated by concessionaires. The increase in costs of services also resulted from higher maintenance expenses, an increase in salaries to unionized employees, effective October 2005, and expenses associated with the evaluation of new projects,
  Concession fees increased 1.11% mainly due to higher revenues, and
  Depreciation and amortization rose by 5.14%, mainly due to the capitalization of investments in fixed assets and improvements made to concession assets.

The increase in costs was partially offset by:

  A 6.00% decline in administrative expenses reflecting lower professional fees paid to consultants during the period, and
  A 3.98% decline in technical assistance costs reflecting the corresponding decline in EBITDA during the period.

Operating margin for the period declined to 38.73%, down from 42.39% for FY04, reflecting the decline in revenues resulting from the impact of Hurricanes Emily and Wilma in July and October 2005 respectively.

Net income for FY05 declined by 10.21%, to Ps.563.19 million. Earnings per common share for the period were Ps.1.8773, or earnings per ADS (EPADS) of US$1.7653 (one ADS represents ten series B common shares). This compares with Ps.2.0907, or EPADS of US$1.9660, for the same period last year.

ASUR 4Q05, Page 9 of 16

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY05 were Ps.1,492.26 million, resulting in an average tariff per workload unit of Ps.100.00 for the period. ASUR’s regulated revenues accounted for approximately 72.30% of total revenue for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On December 31 2005 Airport Facility Usage Rights and Airport Concessions represented 81.70% of the Company’s total assets, with current assets representing 12.97% and other assets representing 5.32% .

On December 31 2005, cash and marketable securities were Ps.1,533.58 million. On the same date, shareholder’s equity was Ps.13,025.73 million and total liabilities were Ps.1,037.70 million, representing 92.62% and 7.38% of total assets, respectively. Total deferred liabilities represented 67.23% of the Company’s total liabilities.

Capex

During the quarter, ASUR made investments of Ps.193.78 million as part of the Company’s ongoing plan to modernize its airports. Capital investment for FY05 totaled Ps.632.20 million.

Construction of Terminal 3 and Studies for a Second Runway

During 4Q05, the Federal Government authorized ASUR’s modification of the Master Plan for Cancun airport to include Terminal 3 and the second runway.

In December 2005 the Company laid the foundation stone of Terminal 3 in a ceremony attended by the Governor of the state of Quintana Roo, the Secretary of Communications and Transportation, and the Secretary of Tourism.

ASUR 4Q05, Page 10 of 16

ASUR believes that Terminal 3 will be the most modern, efficient, and advanced in Mexico, and estimates it will require a total investment of approximately US$100 million. The terminal will include the following facilities:

  An advanced security system that will control the handling of luggage in compliance with new international aviation security regulations,
  An area in excess of 40,000 square meters,
  84 check-in counters,
  11 boarding gates with air bridges and another four with remote stands, and
  An advanced passenger information system with information display screens.

In addition, the Federal Government has granted ASUR a concession of land for the second runway at Cancun, and the Company has already initiated the necessary studies for its construction. The Company expects that this second runway will double the airport’s current capacity for air traffic operations. The new runway is expected to be 2,400 meters long and 45 meters wide, and is expected to require an investment of approximately US$50 million. The 1,500 meters between the existing runway and the new one will allow both to be used simultaneously for take-offs and landings.

Impact of Hurricane Wilma

Hurricane Wilma struck the Yucatan Peninsula on October 20, 2005 and remained over the peninsula for four days, causing damage to the Cancun and Cozumel airports.

The company has not yet completed the assessment of the damage resulting from Hurricane Wilma. However, during 4Q05 ASUR recorded damage totaling Ps.134.0 million. Of this amount, Ps.89.0 million have already been advanced to ASUR by the insurance company, with Ps.44.0 million remaining to be paid.

In the coming months, ASUR and the insurance company are expected to finalize their assessment of the total damage to ASUR’s properties and assets resulting from Hurricane Wilma.

Cancun airport serves flights originating in or flying to Cancun and the Mayan Riviera. Of the 27,484 rooms available in Cancun, before Hurricane Wilma, only 10,918 or 39.72% were operating at year-end. Of the original 25,170 rooms available in the Mayan Riviera, 22,836 or 90.7% were operating at year-end.

Additionally, passenger traffic at the Cancun and Cozumel airports declined 57.05% and 82.53%, respectively from October 25 to December 31, 2005

ASUR 4Q05, Page 11 of 16

compared with 2004. The Company expects the negative impact of Hurricane Wilma on passenger traffic to continue during a large portion of 2006.

The insurance policy that covers the company against possible damage resulting from hurricanes will be renewed in February 2006. Management expects a significant increase in the insurance premium, considering the magnitude of the events that impacted the Caribbean and Gulf of Mexico during 2005.

4Q05 Earnings Conference Call

Day:	February 23, 2006
Time:	10:00 AM US EST; 9:00 AM Mexico City time
Dial-in numbers:	(800) 344-1005 (US & Canada)
(706) 634-1333 (International & Mexico)
Access Code:	5625573
Replay:	Starting Thursday, February 23, 2006 at 12:00 PM US EST,
ending at midnight US EDT on Thursday, March 2, 2006.
Dial-in number: (800) 642-1687 (US & Canada); (706)
645-9291 (International & Mexico). Access Code: 5625573.

About ASUR:
Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q05, Page 12 of 16

Exhibit: Operating Results per Airport

	4Q04	4Q05	% Chg	FY04	FY 05	% Chg.
Cancun
Aeronautical Revenues	263,098	129,729	(50.69)	1,156,590	1,056,973	(8.61)
Non-aeronautical Revenues	98,048	68,938	(29.69)	404,141	489,219	21.05
Operating Profit	173,485	15,306	(91.18)	823,010	749,794	(8.90)
EBITDA	240,586	84,340	(64.94)	1,086,214	1,024,097	(5.72)
Cozumel
Aeronautical Revenues	13,114	3,315	(74.72)	62,717	56,611	(9.74)
Non-aeronautical Revenues	3,505	1,730	(50.64)	18,848	17,735	(5.91)
Operating Profit	1,102	(8,737)	(892.83)	14,918	11,251	(24.58)
EBITDA	6,366	(3,342)	(152.50)	35,976	32,784	(8.87)
Merida
Aeronautical Revenues	21,522	27,998	30.09	88,065	96,882	10.01
Non-aeronautical Revenues	9,106	9,394	3.16	33,031	35,110	6.29
Operating Profit	5,763	8,596	49.16	14,811	18,734	26.49
EBITDA	14,705	18,112	23.17	50,581	56,486	11.67
Villahermosa
Aeronautical Revenues	15,711	19,338	23.09	62,185	67,986	9.33
Non-aeronautical Revenues	4,624	5,719	23.68	17,749	20,613	16.14
Operating Profit	5,133	9,597	86.97	20,492	25,902	26.40
EBITDA	10,431	15,153	45.27	41,686	48,156	15.52
Others
Aeronautical Revenues	43,631	46,983	7.68	161,063	182,484	13.30
Non-aeronautical Revenues	8,856	11,326	27.89	37,442	40,195	7.35
Operating Profit	(5,172)	(446)	91.38	(7,704)	(6,292)	18.33
EBITDA	12,738	19,112	50.04	63,933	71,946	12.53
TOTAL
Aeronautical Revenues	357,076	227,363	(36.33)	1,530,620	1,460,936	(4.55)
Non-aeronautical Revenues	124,139	97,107	(21.78)	511,211	602,872	17.93
Operating Profit	180,311	24,316	(86.51)	865,527	799,389	(7.64)
EBITDA	284,826	133,375	(53.17)	1,278,390	1,233,469	(3.51)

ASUR 4Q05, Page 13 of 16

Grupo Aeroportuario del Sureste, S.A. de C.V. Consolidated Balance Sheet as of December 31 st, 2005 and 2004 Thousands of Mexican pesos in purchasing power as of December 31 st, 2005

I t e m	December 2004	December 2005	Variation	%

A s s e t s
Current Assets
Cash and cash equivalents	1,184,241	1,533,583	349,342	29.50
Trade receivables, net	219,371	162,814	(56,557)	(25.78)
Recoverable taxes and other current assets	32,168	128,713	96,545	300.13

Total Current Assets	1,435,780	1,825,110	389,330	27.12

Fixed Assets
Machinery, furniture and equipment, net	91,970	237,004	145,034	157.70
Rights to use airport facilities, net	2,219,893	2,098,322	(121,571)	(5.48)
Improvements to use airport facilities, net	1,222,497	1,517,524	295,027	24.13
Constructions in process	267,303	218,227	(49,076)	(18.36)
Others	21,840	204,894	183,054	838.16

Total Fixed Assets	3,823,503	4,275,971	452,468	11.83

Defferred Assets
Airports concessions, net	8,112,972	7,873,881	(239,091)	(2.95)
Defferred income taxes	-	-	-	-
Other	117,348	88,460	(28,888)	(24.62)

Total Defferred Assets	8,230,320	7,962,341	(267,979)	(3.26)

Total Assets	13,489,603	14,063,422	573,819	4.26

Liabilities and Stockholder's Equity
Current Liabilities
Trade accounts payable	11,366	21,945	10,579	93.08
Notes payable	-	-	-	-
Accrued expenses and others payables	171,839	318,146	146,306	85.15

Total Current Liabilities	183,205	340,091	156,885	85.64

Long term liabilities
Other	14,913	12,772	(2,141)	(14.36)
Defferred income taxes	515,125	641,042	125,917	24.44
Defferred employees profit sharing	38,744	37,496	(1,248)	(3.23)
Labor Obligations	505	6,293	5,788	1,146.14

Total long term liabilities	569,287	697,603	128,316	22.54

Total Liabilities	752,492	1,037,694	285,202	37.90

Stockholder's Equity
Capital stock	11,854,992	11,854,992	-	-
Legal Reserve	71,176	102,536	31,360	44.06
Share repurchase reserve	165,249	505,011	339,762	205.61
Net Income for the period	627,221	563,189	(64,032)	(10.21)
Retained earnings	18,473	-	(18,473)	(100.00)

Total stockholderps Equity	12,737,111	13,025,728	288,617	2.27

Total Liabilities ans Stockholder's Equity	13,489,603	14,063,422	573,819	4.26

ASUR 4Q05, Page 14 of 16

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Income from January 1 st, to December 31 st, 2005 and 2004
Thousands of Mexican pesos in purchasing power as of December 31 st, 2005

I t e m	Accumulative	Accumulative	Variation	Quarter	Quarter	Variation
	2004	2005	%	2004	2005	%
Revenues
Aeronautical Services	1,530,620	1,460,936	(4.55)	357,076	227,363	(36.33)
Non-Aeronautical Services	511,211	602,872	17.93	124,139	97,107	(21.78)

Total Revenues	2,041,831	2,063,808	1.08	481,215	324,470	(32.57)
Operating Expenses
Cost of services	482,920	557,994	15.55	129,270	140,989	9.07
General and administrative expenses	109,280	102,725	(6.00)	27,029	25,825	(4.45)
Technical Assistance	69,187	66,430	(3.98)	16,029	8,057	(49.73)
Concession fee	102,054	103,190	1.11	24,061	16,224	(32.57)
Depreciation and Amortization	412,863	434,080	5.14	104,515	109,059	4.35

Total Operating Expenses	1,176,304	1,264,419	7.49	300,904	300,154	(0.25)
Operating Income	865,527	799,389	(7.64)	180,311	24,316	(86.51)
Comprehensive Financing cost	(29,664)	22,747	(176.68)	(22,976)	(8,595)	(62.59)

Extraordinary and Special Items
Rescue Clause	5,518	8,964	62.45	2,964	6,998	136.10
Special items ( NMO Restructuring )	12,786	-	(100.00)	1,220	-	(100.00)
Income Before Income Taxes	817,559	813,172	(0.54)	153,151	8,723	(94.30)
Provision for Income Taxes	53,284	36,273	(31.93)	15,595	11,551	(25.93)
Defferred income taxes	137,054	213,710	55.93	(63,526)	(8,985)	(85.86)
Defferred employees profit sharing	-	-	-	-	-	-

Net Income for the Year	627,221	563,189	(10.21)	201,082	6,157	(96.94)

Earning per share	2.0907	1.8773	(10.21)	0.6703	0.0205	(96.94)
Earning per ads usd	1.9660	1.7653	(10.21)	0.6303	0.0193	(96.94)
Exchange rate per dollar 10.6344

ASUR 4Q05, Page 15 of 16

Grupo Aeroportuario del Sureste, S.A. de C.V.
Consolidated Statement of Changes in Financial Position from January 1 st, to December 31 st, 2005 and 2004
Thousands of Mexican pesos in purchasing power as of December 31 st, 2005

I t e m	Accumulative 2004	Accumulative 2005	Variation %	Quarter 2004	Quarter 2005	Variation %

Net Income for the Year	627,221	563,189	(10.21)	201,082	6,157	(96.94)

Depreciation and Amortization	412,863	434,080	5.14	104,515	109,059	4.35

Resources provided by operations	1,040,084	997,269	(4.12)	305,597	115,216	(62.30)

Changes in operating assets and liabilities:

Decrease (increase) in:
Trade receivables	(34,055)	54,005	(258.58)	(4,964)	30,782	(720.10)
Recoverable taxes and other current assets	131,065	(94,303)	(171.50)	5,753	(90,790)	(1,678.13)
Other defferred assets	(111,907)	24,242	(121.66)	1,618	12,357	663.72

Increase (decrease) in:
Trade accounts payable	288	10,579	3,573.26	7,510	16,791	123.58
Accrued expenses and others payables	(37,675)	146,363	(488.48)	(4,180)	151,165	(3,716.39)
Long term liabilities	33,564	35,591	6.04	(83,008)	(21,923)	(73.59)

Resources provided by (used for) working capital	(18,720)	176,477	(1,042.67)	(77,271)	98,382	(227.32)

Resources provided by (used for) operating activities	1,021,364	1,173,746	15.56	228,326	213,598	(6.45)

Resources provided by (used for) financing activities:	(173,703)	(192,199)	10.65	-	-	-

Notes payable	-	-	-	-		-
Others	(173,703)	(192,199)	10.65	-		-

Resources provided by (used for) investing activities:	(435,566)	(632,205)	45.15	(211,229)	(187,286)	(11.34)

Investments in machinery, furniture and equipment, net	(33,714)	(162,185)	381.07	(12,902)	(126,771)	882.57
Investments in rights to use airport facilities	(225,341)	49,806	(122.10)	(225,554)	49,806	(122.08)
Investments in constructions in process	(160,602)	49,077	(130.56)	6,939	369,721	5,228.16
Investments in others	(15,909)	(568,903)	3,475.98	20,288	(480,042)	(2,466.14)

Increase (Decrease) in cash and cash equivalents	412,095	349,342	(15.23)	17,097	26,312	53.90

Cash and cash equivalents at beginning of the financial period	772,146	1,184,241	53.37	1,167,144	1,507,271	29.14

Cash and cash equivalents at the end of the financial period	1,184,241	1,533,583	29.50	1,184,241	1,533,583	29.50

ASUR 4Q05, Page 16 of 16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: February 22, 2006